Filed by Informa PLC
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.
Commission File No.: 001-33472

Presentation on the proposed transaction between Informa PLC and TechTarget, Inc., made available to employees of Informa on March 18, 2024.

All Hands Meeting 18 March 2024 The meeting will begin shortly

Information Classification: General Our agenda today Welcome Setting ourselves up for success Leadership & Scale Next Steps Business Update Q&A

Questions? Go to www.menti.com Code: 8847 6893 3

Information Classification: General Business Update 4 30+% Underlying r evenue growth f or Informa £397m Informa Tech Revenue 6% Underlying Revenue growth f or Informa Tech 1.4x Year - end leverage (Informa)

Information Classification: General Leadership and Scale 5 A leader in B2B live and on - demand events • Industry - leading brands that operate around the world • 1600+ Connect colleagues across the globe • Highly engaged audiences and an innovative approach to customer data that seeks to drive value for customer communities • Strong growth in 2023 • Making significant investments in customer experience, data and digital capabilities, and colleague development A leader in B2B Data and Market Access • At the heart of a 50M B2B a udience community • Over 220 market - leading , highly discoverable media brands • A leader in buyer - level intent ; • One of the largest intelligence and advisory firms • A team of some of the best content and performance marketers in the industry • Underpinned by an award - winning martech and salestech platform

Information Classification: General In the press 6 This combination solidifies Informa’s transition from a B2B media and events company to a B2B information and digital services force. Randy Giusto VP & Lead Analyst , Outsell This strategic alliance marks a pivotal moment for TechTarget, Informa PLC, and the broader B2B landscape, paving the way for a robust and innovative global platform in B2B Data and Market Access . TheB2Bmarketer.pro The proposed combination of London - based media and data company Informa PLC’s Informa Tech and Massachusetts - based TechTarget would create a B2B data giant. […] Perhaps most importantly, the new TechTarget will be awash in first - party data from people researching business technology purchases across a sizable portfolio of web properties, analyst firms and digital platforms. Mike Pastore, https://martech.org/

Information Classification: General Preparation for combination What we promised: • Create a combination team to focus on preparing for combination • Provide update on our preparation plans before end Q1 • Salary guarantee for Informa Tech colleagues through to end 2024 • Engage with external stakeholders – shareholders, clients 7 Progress made: x Appointed a Combination Team x Started the preparation process, auditing and separating our financial and legal entities x Positive conversations with shareholders, clients x Communicating to all of you, today

Information Classification: General Finance & Regulatory Filings Meet the Combination Team 8 Combination SteerCo Gary Nugent Sally Ashford Mike Cotoia Rebecca Kitchens Steve Niemiec Richard Menzies - Gow Alex Roth Don Hawk JF Pigeon Dan Noreck Combination Steering Team JF Pigeon – Combination Director People & Culture Informa Preparation Programme New Tech Target Combination Informa Connect Combination Process & Systems Stuart Poyser Gareth Wright Karen Winter Rebecca Kitchens Alanna Young Sally Ashford Ian Branch Ruth Ovens Michelle Wilcon Karen Winter Sean Tierney

Information Classification: General The Journey Ahead Phase One: Understanding the opportunity Phase Two: Preparing for success Phase Three: Standing up our new business units Phase 4: Combination • Digital businesses combine with TechTarget • Events join Informa Connect Dialogue with colleagues starts All colleagues have heard from their managers March January End Q2 H2 April

Setting ourselves up for success

Proposed high-level operating model ahead of the intended combinations with TechTarget and Informa Connect



Informa Tech
Events
Event Portfolios / Production
Sales
Sales Ops
Marketing
Marketing Ops
Event Ops
Product, Technology, Data Analytics
Intelligence & Advisory
(inc. Canalys)
Syndicated Research
Custom Research
Sales
Sales Ops
Marketing
Marketing Ops
Research Ops
(E&P, PMO, Site Ops, etc.)
Product, Technology, Data Analytics
IT Media
Industry Dive
NetLine
Editorial
Sales
Sales Ops
Marketing
Marketing Ops
Product, Technology, Data Analytics
Remains As Is
Remains As Is

Information Classification: General

informa tech

Setting ourselves up for success

Proposed high-level operating model ahead of the intended combinations with TechTarget and Informa Connect


Informa Tech
Central
Engage (Connect)
Events & Engage FBPs
Events & Engage HR BPs
IIRIS (TS&S)
Events
Event Portfolios / Production
Sales
Sales Ops
Marketing
Marketing Ops
Event Ops
Product, Technology, Data Analytics
Intelligence & Advisory (inc. Canalys)
Syndicated Research
Custom Research
Sales
Sales Ops
Marketing
Marketing Ops
Research Ops (E&P, PMO, Site Ops, etc.)
Product, Technology, Data Analytics
IT Media
Editorial
Sales
Sales Ops
Marketing
Marketing Ops
Product, Technology, Data Analytics
Industry Dive
Remains As Is
NetLine
Remains As Is

Information Classification: General

Setting ourselves up for success

Proposed high-level operating model ahead of the intended combinations with TechTarget and Informa Connect



Informa Tech
Central
Engage (Connect)
Events & Engage FBPs
Events & Engage HR BPs
IIRIS (TS&S)
Events
Event Portfolios / Production
Sales
Sales Ops
Marketing
Marketing Ops
Event Ops
Product, Technology, Data Analytics
Intelligence & Advisory (inc. Canalys)
Syndicated Research
Custom Research
Sales
Sales Ops
Marketing
Marketing Ops
Research Ops (E&P, PMO, Site Ops, etc.)
Product, Technology, Data Analytics
IT Media
Industry Dive
NetLine
Editorial
Sales
Sales Ops
Remains As Is
Remains As Is
Marketing
Marketing Ops
Product, Technology, Data Analytics
Strategy
People & Culture
Finance
Legal
Bus. Planning / M&A
Comms & Brand
Data & Analytics
HRBPs
Inclusion & Diversity
Learning & Performance
Early Careers
FBPs
Finance
Counsel
Combination Capability
Transformation, CI and op exc.
People & Culture
Comms & Brand
Strategy
Product, Technology, Data Analytics
Finance

Information Classification: General

Information Classification: General The Journey Ahead Phase One: Understanding the opportunity Phase Two: Preparing for success Phase Three: Standing up our new business units Phase 4: Combination • Digital businesses combine with TechTarget • Events join Informa Connect Dialogue with colleagues starts All colleagues have heard from their managers March January End Q2 H2 April

Information Classification: General When things are BAU (but they might not feel like it) 14

Information Classification: General Key information and where to find it Today, we will be launching a Portal page for all colleagues where they can find: • Townhall slides • FAQ • Organisation charts • Timeline • Support materials • Opportunity to submit questions • Useful links 15

Questions? 16

Questions? Go to www.menti.com Code: 8847 6893 17

Information Classification: General Presentation title 18 Set your goals

Information Classification: General Presentation title 19 Informa Tech Fitness February winners!

Information Classification: General Celebrate Gender Equality Month

Thank you

Information Classification: General 22 Additional Information and Where to Find It In connection with the proposed transaction (the “ proposed transaction ”) between Informa and TechTarget, Toro CombineCo , Inc. (“ NewCo ” or, after the completion of the proposed transaction, “ New TechTarget ”) and TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “ SEC ”), including a registration statement on Form S - 4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of NewCo (the “ Proxy Statement/Prospectus ”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and NewCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statemen t o r prospectus, or any other document that TechTarget or NewCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TechTarget ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TechTarget OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, NewCo , and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov . Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at www.TechTarget.com or by cont act ing TechTarget’s Investor Relations Department at investor@TechTarget.com.

Information Classification: General 23 Participants in the Solicitation Informa, TechTarget, NewCo , and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed trans act ion. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s w ebs ite at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 20 23 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect in ter ests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with t he SEC (when they become available). These documents can be obtained free of charge from the sources indicated above. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, soli cit ation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualifica tio n under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended .

Information Classification: General 24 Cautionary Note Regarding Forward - Looking Statements This communication contains “forward - looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other th an historical facts, are forward - looking statements, including: statements regarding the expected timing and structure of the propo sed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the exp ected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potenti al, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward - looking statements concern future circumstances and results and other statements that are not historical fact s and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “ant ici pate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or NewCo’s expectations, strategy, priorities, plans, or intentions. Forward - looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumpti ons prove incorrect, actual results may vary materially from those indicated or anticipated by such forward - looking statements. We c an give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ mate ria lly from any plans, estimates, or expectations in such forward - looking statements.

Information Classification: General 25 Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, a mon g others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be s ati sfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant appro val for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approv als or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or NewCo , or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of NewCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of NewCo to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of NewCo ; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connectio n with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax re gim es; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that cont rib ute to uncertainty and volatility, natural and man - made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions th at may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; r isks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictio ns during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and NewCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adver se effects on the market price of TechTarget’s common stock;

informa tech

the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget's and the relevant portion of the Informa Tech business's products and services; the impact of pandemics and future health epidemics and any related economic downturns, on TechTarget's business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget's and the relevant portion of the Informa Tech business's results; and other matters included in TechTarget's filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or NewCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget's website at www.TechTarget.com or Informa's website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

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Information Classification: General